

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-mail
Nikolas Konstant
Chief Executive Officer
Cellteck, Inc.
2049 Century Park East
Suite 3670
Los Angeles, CA 90067

>   Re: **Cellteck, Inc.**
>   **Amendment No. 1 to Current Report on Form 8-K**
>   **Filed January 17, 2013**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed January 17, 2013**
>   **File No. 000-53246**

Dear Mr. Konstant:

    We have reviewed your response letter dated January 17, 2013 as well as your filings and have the following additional comments.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Current Report on Form 8-K Filed January 17, 2013

General

1.   We note your response to prior comment 1, and note that you have amended the disclosure within your filing to reference additional items of Form 8-K under which you have filed your amendment. However, we note that such additional items have not been reflected on EDGAR. In that regard, we note that your amendment on your company page on EDGAR only references Items 1.01 and 9.01. When you amend your report,

please ensure to reflect on EDGAR all items of Form 8-K under which you are filing your amendment.

2.   Please update the financial information in your filing to include interim information for the period ended September 30, 2012 in accordance with Rule 8-08 of Regulation S-X.

Exhibits

General

3.   We note your response to prior comment 23, and reissue such comment. Please ensure that you have filed complete versions of each of your material contracts, including any schedules and exhibits. Please refer to Item 601(b)(10) of Regulation S-K. In that regard, we note that you have not filed the schedules to Exhibit A to the contribution agreement filed as Exhibit 10.1.

Exhibit 99.1

Audit Opinion

4.   We note that with this amendment, the date of your audit opinion has changed from October 12, 2012 to October 5, 2012. Further, in Footnote 12 at the top of page F-23, you cite October 5, 2012 as the date the merger was effected. This is inconsistent with disclosure in the Form 8-K which indicates that October 12, 2012 was the effective date of the merger. Please explain these inconsistencies and the reason that your audit date changed.

Financial Statements of Eos Petro, Inc and Subsidiaries

Note 2 – Summary of Significant Accounting Policies, page F-7

Full Cost Method of Accounting for Oil and Gas Properties, page F-8

5.   We have read your response to prior comment 15 in which you indicate that you have not amortized your proved properties since you are in the start-up phase and the amount of oil extracted is di-minimis to the total estimated barrels of oil you believe will be extracted from the field. However, the guidance in FASB ASC 915 for development stage entities does not contemplate different accounting for these assets than would ordinarily be required for operating companies. Accordingly, please ensure that your accounting complies with the guidance in FASB ASC 932-10-S99-1(c)(3) and provide us confirmation of the compliance.

Note 11 – Commitments and Contingencies, page F-18

Entrex Services, page F-19

6.   We have reviewed your response to prior comment 16 and we note that you have not addressed the accounting for the funds that you will receive through the future issuance of TIGRcub Securities. Since it appears that you will issue these securities sometime in the future as part of a significant credit facility, please provide us a comprehensive analysis of the facts and accounting literature you considered as part of your determination of the appropriate accounting for the TIGRcub Securities.

Note 13 – Supplemental Information Relating to Oil and Gas Producing Activities (unaudited), F-23

Changes in Standardized Measure, page F-24

7.   Please correct your change in standardized measure schedule. The amounts included in the table should be for the period ended December 31, 2011, and it appears that the net change for 2011 should be $3,850,191.

Exhibit 99.3

8.   We note that in response to prior comment 8 you included a report of your reserve estimates prepared by Hahn Engineering, Inc. as Exhibit 99.3. However, the reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please advise the engineering firm that you will need an amended reserves report to include the following information in order to satisfy your filing obligations.

*   The purpose for which it was prepared, e.g., for inclusion as an exhibit in a filing made with the SEC (Item 1202(a)(8)(i)).

*   The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).

*   The proportion of your total reserves that are covered by the report (Item 1202(a)(8)(iii)).

*   The percentage of your total reserves reviewed in connection with the preparation of the report and a statement that the assumptions, data, methods and procedures used are appropriate for the purpose served by the report.(Item 1202(a)(8)(iv)).

*   A discussion of the possible effects of regulation on your ability to recover the estimated reserves (Item 1202(a)(8)(vi)).

- A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).

9. We note there is language in the reserve report stating that "oil prices were based on…$87.9375 per barrel." However, it is unclear how this price was determined. Please obtain and file a revised reserve report from the engineering firm which includes, in addition to the information outlined in the preceding comment, disclosure that clearly states the benchmark price prior to adjustments for price differentials, the reference benchmark or sales pricing point, and the average realized price over the producing life of the properties. We believe these details are part of the primary economic assumptions that must be disclosed to comply with Item 1202(a)(8)(v) of Regulation S-K.

10. We note the reserve report includes information relating to probable reserves that is not disclosed in the Form 8-K/A filed January 17, 2013. We believe the information in the reserve report should correlate with the disclosures in your filing. Therefore, please either obtain and file a revised reserve report which does not include the information relating to probable reserves, or amend the Form 8-K to disclose this information in a manner that is consistent with the guidance in Item 1202(a)(2) of Regulation S-K.

11. We note the second paragraph under the "General" section in the reserve report states "this report was prepared for the exclusive use of Eos Petro, Inc." As Item 1202(a)(8) of Regulation S-K requires the reserve report, any language that could suggest either a limited audience or a limit on potential investor reliance should be removed.

12. We do not see any discussion in the reserve report concerning costs for abandonment or indicating these were considered in formulating the reserve estimates. We ordinarily expect such costs to be addressed as part of the disclosure of assumptions required under Item 1202(a)(8)(iv) of Regulation S-K. Please ask your engineering firm to modify their report as necessary to clarify. We would like to understand whether information relating to the costs of abandonment was examined in the course of preparing the reserves report; and if so the conclusions and rationale supporting the amounts reflected in the reserve estimates. If information relating to the cost of abandonment was not examined by the engineering firm and such costs were not taken into account, please tell us why not.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

13. We note that in connection with the reverse split, you are proposing a cash distribution to all of your common stockholders with less than 2,000 shares of common stock in the aggregate in exchange for and in cancellation of their shares of common stock. Please revise your filing to state whether this is part of a plan to engage in a going-private transaction. In addition, please disclose the purpose of this feature of the reverse split, and disclose why your board of directors recommends a vote for this aspect of the transaction.

14.   Please disclose how many shareholders will remain after the reverse split.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699 with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc: Mr. Jeffrey P. Berg